Biomotion Sciences

250 Park Avenue, 7th Floor
New York, NY 10177
Telephone: (212) 572-6395

June 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	Franklin Wyman
Kevin Vaughn
Daniel Crawford
Tim Buchmiller

Re:	Biomotion Sciences
Registration Statement on Form S-4 Filed May 9, 2024 SEC File Number 333-279281

Ladies and Gentlemen:

On behalf of Biomotion Sciences (“Biomotion” or the “Company”), we have provided below the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 filed on May 9, 2024 (the “Registration Statement”), as set forth in the Staff’s letter to the Company dated June 5, 2024 (the “Comment Letter”).

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold text below. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which the Company is filing concurrently herewith with the Commission through the Commission’s EDGAR system.

Registration Statement on Form S-4 Cover Page

1.	Please revise your Cover Page and where else you disclose Moringa’s securities are listed on Nasdaq to disclose Moringa received notice from Nasdaq that it is in non-compliance with Nasdaq IM-5101-2 and the potential ramifications if the Panel does not grant Moringa’s requested six-month extension as discussed on page 74. Revise where you discuss the factors considered by the Moringa Board in recommending the Business Combination to disclose whether it considered the potential de-listing of Moringa securities in recommending the Business Combination.

Response: In response to the Staff’s comment, the Company has added the requested disclosure noting Moringa’s current non-compliance with Nasdaq IM-5101-2 on the cover page of, and throughout, the Amended Registration Statement when referencing the listing of Moringa’s securities on Nasdaq. The Company has furthermore added the potential de-listing of Moringa’s securities from Nasdaq to the list of factors considered by the Moringa Board in recommending the Business Combination. The Company respectfully advises the Staff that based on the hearing held on April 23, 2024, the Panel has accepted Moringa’s request for continued listing so long as Moringa completes a business combination on or before August 19, 2024.

Frequently Used Terms, page 1

2.	We note that the Condition Precedent Proposals means each of the Business Combination Proposal, the Articles Amendment Proposal, the Share Incentive Plan Proposal and the Director Election Proposal. Please tell us where the Articles Amendment Proposal, the Share Incentive Plan Proposal and the Director Election Proposal are presented or revise throughout as appropriate.

Response: In response to the Staff’s comment, in the Amended Registration Statement, the Company has deleted the references to the Share Incentive Plan Proposal and the Director Election Proposal, which were errant references. We respectfully note that in response to comment 20 in the Staff’s letter (as described below), Moringa has added an Articles Amendment Proposal, which along with the Business Combination Proposal and Merger Proposal, collectively constitute the Condition Precedent Proposals.

Questions and Answers About the Proposals

Q: What voting interests will our current shareholders, the Sponsor, and Silexion shareholders...?, page 11

3.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, in the Amended Registration Statement, the Company has added the requested disclosures related to the sponsor and its affiliates’ potential ownership interest, assuming exercise and conversion of all securities, as well as all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience, at each redemption level.

4.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, in the Amended Registration Statement, the Company has added the disclosure regarding the impact of redemptions on the per share value of the shares owned by non-redeeming shareholders as requested. We respectfully inform the Staff that as we did for all sensitivity analyses appearing in the original filing of the Registration Statement, we have maintained two (rather than three) redemption scenarios— no redemption and full redemption—in each sensitivity analysis in the Amended Registration Statement. That is due to the fact that even the “no redemption” scenario already reflects the redemption of approximately 95.5% of the originally outstanding Moringa public shares, which were redeemed in connection with the two general meetings of Moringa at which the two Extension Amendments to the Existing Articles were approved by Moringa’s shareholders (in February 2023 and August 2023, respectively). Thus, given that the 515,019 remaining-outstanding Moringa public shares already reflect merely approximately 4.5% of the 11,500,000 originally-outstanding Moringa public shares, Moringa believes that the presentation of two scenarios involving those remaining shares — no redemption and full redemption — will provide all material information for investors.

Q: What interests do our Sponsor, current officers, directors and advisors have in the Business Combination?, page 12

5.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, in the Amended Registration Statement, the Company has added the requested quantitative and additional disclosures regarding what the Sponsor and its affiliates have at risk. We respectfully advise that other than as described with respect to Mr. Ilan Levin, Moringa’s other officers and directors do not individually possess material interests that depend on the completion of the Business Combination.

6.	Please revise under this heading and where else you discuss the interests of the Sponsor, current officers, directors and advisors in the Business Combination to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has added the subject risk in each place throughout the proxy statement/prospectus in which the interests of the Sponsor are discussed.

7.	Please clarify here and elsewhere as appropriate if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, in the Amended Registration Statement, the Company has added the requested disclosure regarding positive rate of return (in comparison to other SPAC shareholders’ negative rate of return) with respect to Sponsor Investment Shares, which will be issued to the Sponsor at the Closing for nominal consideration. We respectfully note that for all other New Pubco ordinary shares that will be issued to the Sponsor at Closing (upon conversion of Moringa private shares and Moringa private warrants), the Sponsor will not earn a positive rate of return on investment in the post-Business Combination company unless public shareholders likewise earn a positive rate of return, as those shares and warrants were purchased by the Sponsor as units at the same price per unit as was paid by public investors in Moringa’s initial public offering ($11.50 per unit). The Sponsor’s founders shares, for which the Sponsor paid $25,000 for 2,875,000 founders shares in the aggregate, will be partially or fully forfeited pursuant to the terms of the Business Combination Agreement. Even in a case of partial forfeiture, those founders shares not forfeited would be transferred by the Sponsor for no consideration to investors providing backstop financing in connection with the Business Combination. Furthermore, any Note Shares issuable to the Sponsor in the future would be issued at then-current market prices or prices at which New Pubco conducts an equity offering, and not at a more positive rate of return than that of public investors.

8.	We note your disclosure on page 12 and elsewhere that amounts may be paid to EarlyBird from the Trust Account pursuant to the Marketing Agreement. Please revise here and elsewhere as appropriate to quantify the amount that is owed to EarlyBird pursuant to the Marketing Agreement. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has added the subject disclosure quantifying the maximum amount ($4,025,000) that may be paid to EarlyBird from the Trust Account pursuant to the Marketing Agreement wherever that appears in the Amended Registration Statement. The Company has also added a question and answer addressing the effective fee under the Marketing Agreement on a percentage basis for shares under each redemption scenario in the sensitivity analysis, as requested, based on that maximum fee amount. If and when Moringa reaches agreement with EarlyBird as to a reduced fee to be paid by Moringa to EarlyBird under the Marketing Agreement, we will update this disclosure accordingly.

What conditions must be satisfied to complete the Business Combination?, page 14

9.	We note that a condition to closing, unless waived, is Silexion’s receipt of the Silexion Equity Financing in an amount of at least $3.5 million by April 30, 2024 and that the financing has, to date, not taken place, and the parties are working towards completion of a financing prior to, or upon, Closing. Please update this disclosure when appropriate.

Response: In the Amended Registration Statement, the Company has updated the disclosure to reflect the waiver entered into by the parties to the Business Combination Agreement with respect to the requirements for the Silexion Equity Financing, the Sponsor Investment and related matters.

What are the U.S. federal income tax consequences of the SPAC Merger?, page 17

10.	We note your disclosure that the Mergers, taken together, are intended to qualify for tax- deferred treatment under Section 351(a) of the Code. Please revise your disclosure here and throughout, including in the section beginning on page 210, to provide counsel’s firm opinion for each material tax consequence, including whether the Mergers will qualify as an integrated transaction, or explains why such opinion cannot be given. Please also clearly disclose that this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please provide disclosure that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding tax-deferred treatment throughout the Amended Registration Statement. The Company further supplementally advises the Staff that the Company intends to file an opinion of Greenberg Traurig, LLP, which will be based on, and subject to, assumptions, qualifications and limitations to be set forth in such opinion and in the section titled “Material U.S. Federal Income Tax Considerations —Tax Consequences of the SPAC Merger,” confirming that such section sets forth the opinion of Greenberg Traurig, LLP.

Silexion, page 22

11.	Please revise your disclosure here to remove the disclosure that Silexion’s phase 2 clinical trial showed “positive efficacy results” as efficacy determinations are within the sole discretion of the FDA or comparable foreign regulators.

Response: In response to the Staff’s request, the Company has removed the reference to “positive efficacy results” in the Amended Registration Statement.

12.	Revise under this heading to disclose Silexion’s current stage of development and future development plans for its first-generation product and its new formulated product. If Silexion is still in pre-clinical development for its second-generation product, please make that clear.

Response: The Company has updated its disclosure in the Amended Registration Statement to disclose Silexion’s current stage of development and future development plans for Loder and SIL-204B. For the reasons discussed in response to comment 21 of the Comment Letter, the Company respectfully notes that SIl-204B is not in pre-clinical development.

Risk Factors

If we are deemed to be an investment company for purposes of the Investment Company Act..., page 82

13.	Please revise your disclosure under this heading regarding the potential safe harbor and to otherwise update for the guidance the SEC provided for SPACs to consider when analyzing their status under the Investment Company Act of 1940. See SEC Release No. 33-11265, Special Purpose Acquisition Companies, Shell Companies, and Projections, adopted on January 24, 2024. Please ensure any outdated disclosure is removed.

Response: The Company has updated its disclosure in the Amended Registration Statement concerning Moringa’s potential investment company status in keeping with the latest guidance provided by the Commission, as referenced by the Staff.

Risks Relating to Owning New Pubco Ordinary Shares Following the Business Combination and the Company Operating as a Public Company, page 83

14.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has added the material risks referenced by the Staff to the “Risk Factors” disclosure in the Amended Registration Statement.

Proposal No. 1. The Business Combination Proposal

Background of the Business Combination, page 102

15.	We note your disclosure on page 130 that EarlyBird performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to EarlyBird that are contingent on completion of the business combination and describe the extent of EarlyBird’s role.

Response: In response to the Staff’s comment, the Company has added the requested quantitative disclosure regarding EarlyBird’s aggregate deferred underwriting fees, which are currently set as $4,025,000 under the Marketing Agreement, all of which are contingent on Moringa’s completion of a business combination. The Company has furthermore described, in the Amended Registration Statement, EarlyBird’s role after the IPO. As indicated in our above response to comment 8 of the Comment Letter, if the deferred underwriting fee is reduced, as expected, as a result of an agreement by the parties, the updated fees will be disclosed via subsequent amendment to the Registration Statement.

16.	Please revise this section to discuss the negotiations leading to Ilan Levin becoming a director of the combined company.

Response: The Company has added to the Amended Registration Statement a description of the background to the agreement of the parties that the Sponsor would nominate two individuals to serve on the combined company’s board of directors, of whom Mr. Levin will serve as one such nominee.

Certain Financial Analyses

Comparable Company Analysis, page 106

17.	Please revise to describe and quantify the factors that you considered in determining Silexion’s pre-transaction equity value of $62.5 million, specifically addressing how you evaluated lead clinical programs for the 25 comparable companies, how you related enterprise value to the status of each comparable company’s lead program, and how you compared these lead clinical programs to Silexion’s lead clinical program.

Response: The Company has added disclosure to the “Comparable Company Analysis” section of the Amended Registration Statement in response to the Staff’s comment in order to indicate that: (i) the evaluation of the lead clinical program of each comparable company was initially based on the phase of each such clinical program; (ii) the enterprise value of each of the comparable companies was assessed as a whole based on the nature of, market for, and expected impact of, that company’s clinical program, and such program’s deemed likelihood of successful commercialization, without quantifying valuation based on the exact current status of the lead clinical program of that company, and (iii) Silexion’s clinical program, which was at the same or a similar clinical phase as that of each such comparable company, was compared in an overall manner regarding nature of, market for, and expected impact of, its clinical program, and deemed likelihood of successful commercialization, relative to those of the comparable companies, in arriving at a fair valuation for Silexion, without attaching quantitative value to specific factors in a formulaic manner.

18.	Please revise to state who created the comparable company analysis relied on by Moringa’s management and board.

Response: In the Amended Registration Statement, the Company has identified Moringa’s management, principally Mr. Ilan Levin, as having prepared the comparable company analysis.

19.	Please revise to disclose whether any companies that met the selection criteria were not included in the analysis and if so, explain why. Revise to describe the standard the company used to identify whether a company’s drug development was “innovative.”

Response: The Company has added to the disclosure in the Amended Registration Statement that no companies that met the selection criteria employed by Moringa were excluded from the comparable company analysis, and has furthermore deleted the term “innovative” in describing the standard used by Moringa in choosing comparable companies with clinical programs related to the treatment of cancer (since no comparable companies were excluded due to their clinical programs not being deemed innovative).

Proposal No. 2. The Merger Proposal, page 117

20.	Please revise to unbundle Proposal No. 2 so that shareholders may vote on the proposal to eliminate the $5,000,001 net tangible assets requirement separately. Alternatively, provide us an analysis supporting why this provision may be presented along with the other provisions in Proposal No. 2. Refer to Rule 14a-4(a)(3) and Exchange Act Rule 14a- 4(a)(3) Compliance and Disclosure Interpretations 101.01 and 101.02 Regarding Unbundling under Rule 14a-4(a)(3) Generally, and 201.01 and 201.02 Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context.

Response: In response to the Staff’s comment, the Company has separated out the vote to amend the Existing Articles to eliminate the $5,000,001 net tangible assets requirement into a new proposal, Proposal No. 3, referred to as the Articles Amendment Proposal.

Information About Silexion Business Overview, page 148

21.	We note the disclosure throughout this section appears to indicate that Silexion is no longer developing the first-generation of Loder as a clinical-stage product candidate and is now developing a new product candidate, SIL-204B, which appears yet to undergo toxicology studies per the disclosure on page 154. To the extent this is true, it appears the company is not currently in a clinical development stage, but instead a pre-clinical development stage. If so, please revise throughout to reflect that Silexion is in a preclinical stage of development, or otherwise advise.

Response: SIL-204B is substantially the same product candidate as siG12D-LODER, which is also referred to as Loder, with an improved delivery system targeting the same indication. As a second-generation siRNA product candidate, SIL-204B, is simply the product of optimization efforts as Silexion’s siRNA technology has evolved in the product development process. As a consequence, the extensive pre-clinical development history of Loder as well as the two clinical trials that were conducted on Loder are the basis upon which Silexion is able to move into a Phase 2/3 clinical trial of SIL-204B without first having to conduct earlier stage clinical trials of SIL-204B. In fact, Silexion recently held a meeting with the Federal Institute for Drugs and Medical Devices in Germany (BfArM) to discuss the planned design of the Phase 2/3 trial of SIL-204B at which BfArM agreed, in principle, to the trial design. While it is true that Silexion will need to undertake a toxicology study prior to commencement of the Phase 2/3 clinical trial, it is not unusual for biotechnology companies to improve formulations or delivery systems during the clinical stage development process or to undertake other preparatory pre-clinical studies before advancing from one clinical stage to another. The conduct of one or more preparatory pre-clinical studies for a company that has already conducted human clinical studies does not transform a clinical stage development company – even a late stage clinical development company which is what Silexion arguably is – into a pre-clinical stage development company. Furthermore, the Company believes that characterizing Silexion as a “pre-clinical development stage company” or that SIL-204B is in “pre-clinical development” could be construed as misleading because it implicitly ignores the 15+ years of pre-clinical and clinical development that has been undertaken to date. Accordingly, the Company believes that its updated disclosure in the Amended Registration Statement characterizing SIL-204B as a “second-generation siRNA product candidate” combined with revised disclosure concerning its development plans make it clear to the reader as to Silexion’s stage of development.

Our Technology, page 151

22.	We note Silexion makes various performance claims about its product candidates. Please revise to provide and discuss the preclinical data and other sources relied on for these claims. As a non-exhaustive list, we note the following statments:

●	Silexion “synthetically produc[es] a chain of molecules, called nucleotides (NT), which mimic the natural process and bind to the specific messenger [it] want[s] destroyed, inducing the natural protection mechanism of the cell;”

●	Silexion’s inhibitors “prevent the production of the protein;”

●	Silexion’s “sequence of [its] NTs is chosen for their specificity to bind and induce the destruction process;”

●	Silexion “include[s] modification to the NT to prevent enzymatic breakdown of [its] siRNA, before they reach the mRNA target;” and

●	Silexion adds “a lipid which increases the ability of our product to enter the tumor cells.”

Response: In response to the Staff’s comment, the Company has reviewed the various performance claims and determined to remove all statements in the bullet points above in the Amended Registration Statement except for the statement in the second bullet point. With respect to that specific statement, the Company has revised the disclosure to discuss the supporting pre-clinical data. Furthermore, the Company has included a new section summarizing the various pre-clinical studies undertaken by Silexion in a section of the Amended Registration Statement captioned “Pre-Clinical Studies”.

23.	We note that Silexion’s first-generation product candidate was originally designed to combat the KRAS G12D mutation, and showed improvement in overall survival in patients with the KRAS G12D or G12V mutations, and from the disclosure on page 153, that Silexion intends to broaden the KRAS silencing activity to additional KRAS mutations such as G12C. Please indicate whether the Silexion siRNA has shown complementary binding to all types of G12x mutations or only to an individual mutation type. If the Silexion siRNA only targets individual mutation types, indicate whether clinical trials would need to be conducted for the other mutation types. In this regard, please make clear which mutation type or mutation range SIL-204B intends to target.

Response: In response to the Staff’s comment, the Company has updated its disclosure with respect to mutation types in the Amended Registration Statement and has clarified that clinical trials would be needed for other mutation types.

Our First-Generation Development - Loder, page 152

24.	Please revise to discuss the primary and any secondary endpoints, whether the trial met the endpoints, and whether there were any adverse events attributable to the treatment.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement with respect to the Phase 2 trial of Loder, including a discussion of the endpoints, the results and adverse events.

25.	We note your references to a Phase 2a and a Phase 2 multinational clinical trial. Please revise to clarify if these were separate trials or the same trial and indicate the regulatory jurisdictions in which the studies were conducted. If there were separate trials, please revise the discussion of the second trial to disclose the primary and secondary endpoints, whether the trial met its endpoints, the inclusion/exclusion criteria, and whether the results of the second trial were statistically significant.

Response: In response to the Staff’s comment, there was only one Phase 2 study and references to “Phase 2a” have been revised to eliminate this ambiguity in the Amended Registration Statement.

26.	Please revise to discuss future clinical development plans for the first-generation of Loder. To the extent Silexion discontinued clinical development of that product candidate, state this and the reasons why.

Response: In response to the Staff’s comment, the Company has clarified its development plans under a new section captioned “Future Development Plans” in the Amended Registration Statement. The Company notes that Silexion has not discontinued clinical development of Loder. Silexion is focused on the further development of the core siRNA technology underlying the Loder and SIL-204B as well as the clinical development of SIL-204B as the most optimized version of the technology.

27.	We note your disclosure that the Phase 2a clinical trial results “provided evidence of an improvement in overall survival in patients with the KRAS G12D or G12V mutations (G12D/V) as well.” However, we note your disclosure on page 153 that the trial was relatively small and statistical significance was not achieved. As such, please clarify why Silexion’s believes that the Phase 2a clinical trial provided evidence of improvement.

Response: In response to the Staff’s comment, the Company has updated its presentation of the Phase 2 results in the Amended Registration Statement which it believes makes clearer why the Phase 2 clinical trial provided evidence of improvement. In particular, the Company has rephrased the results as “show[ing] a trend for differences between treatment groups in patients with the KRAS G12D/V mutation, with the Loder arm suggesting an overall survival advantage of 9.3 months” and additionally clarified that “[d]ue to the small size of the trial, it was not powered for statistical significance”.

28.	We note your disclosure in the last paragraph of this section that it was concluded that intratumor administration via EUS is an effective and safe approach. In addition, we note the statement on page 153 that the conjugated lipid Silexion is using in SIL-204B provides twice the efficacy as compared to the non-lipid conjugated siRNA. Rather than making efficacy and safety conclusions that are within the sole discretion of the FDA or comparable foreign regulators, revise your disclosure throughout to avoid using these terms and to present the data underlying these conclusions.

Response: In response to the Staff’s comments, the Company has removed those two statements and has revised the disclosure in the Amended Registration Statement to remove any other statements making efficacy and safety conclusions.

Our Second-Generation Development SIL-204B, page 153

29.	Please revise page 153 to provide the preclinical and other data supporting the performance claims for SIL-204B’s siRNA advances and extended-release formulation advancements. Disclose the current stage of development of the product candidate.

Response: In response to the Staff’s comments, the Company has updated the disclosure to remove those sections in the Amended Registration Statement. As previously noted, there are new sections captioned “Pre-Clinical Studies” and “Future Development Plans” in the Amended Registration Statement.

30.	We note your reference to Phase 1 trials. Please disclose all material outcomes observed in that trial including adverse events.

Response: In response to the Staff’s comment, the Company has added a new section captioned “Phase 1 Clinical Study” in the Amended Registration Statement.

Manufacturing, page 154

31.	We note Silexion’s disclosure on page 154 that it “has an agreement with LGC/Axolab for the manufacturing of [its] product for the Phase 3 trial.” Please revise where appropriate to discuss the details of this trial or otherwise advise.

Response: In response to the Staff’s comment and as previously noted, the Company has included a new section captioned “Future Development Plans” in the Amended Registration Statement.

Our Commercialization Plans, page 154

32.	We note the disclosure under this heading assumes SIL-204B will be approved by the FDA or comparable foreign regulators, which is speculative given that SIL-204B does not appear to have been studied in any clinical trial. Please revise to state that Silexion’s product candidates must be approved by the FDA or a comparable foreign regulator before they may be commercialized.

Response: In response to the Staff’s comment, the Company has eliminated the section captioned “Our Commercialization Plans” in the Amended Registration Statement, retaining only the discussion concerning Orphan Drug Designation.

33.	Please revise your reference to Orphan Drug Designation to clarify that such a designation neither shortens the development time or regulatory review time of a drug, nor does it increase the likelihood for any approval in the regulatory review process and disclose if your expected plans will change if you do not obtain Orphan Drug Designation.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement.

Intellectual Property, page 155

34.	Please revise to disclose the products and technologies each of your patents and patent applications relate to, whether the patents are owned or licensed, the type of patent protection and the patent expiration dates. Please clarify whether Silexion’s composition of matter claims relate to the siRNA used in Loder or in SIL-240B and whether the advances described under “siRNA advances” on page 153 are covered by the claims in Silexion’s patents or patent applications. Also clarify whether Silexion has any patent or patent applications with claims relating to extended-release formulation and delivery system described under “Extended-Release Formulation Advances” on page 153.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement. As previously noted in response to Comment 29, the Company has updated the disclosure to remove the sections “siRNA advances” and “Extended-Release Formulation Advances” in the Amended Registration Statement.

Grants from the Israeli Innovation Authority, page 156

35.	Please revise to disclose the products and programs that are subject to potential royalty payments to the IIA.

Response: The Company has added the requested disclosures to the Amended Registration Statement.

Silexion Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 173

36.	Please revise to provide a breakdown of research and development expenses, distinguishing between spending for the development of Loder and SIL-204B in each period presented. In addition, quantify aggregate spending on Loder since inception of this development program, describe the nature of clinical trials for SIL-204B and other projects that you expect to conduct in 2024 and 2025 and explain the meaning of your statement on page 154 that “we plan to initiate a clinical trial powered for statistical significance with SIL-204B late in 2025.”

Response: The Company has added the requested disclosures to the Amended Registration Statement.

Management of New Pubco Following the Business Combination Directors, page 179

37.	For the prospective directors of the combined company, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Company has added the requested disclosures to the Amended Registration Statement.

38.	We note Ilan Hadar is also currently the chief executive officer of another entity. Please revise to clarify whether Ilan Hadar will be working on a full-time basis for the combined company following the business combination. To the extent Ilan Hadar will not be working on a full-time basis, revise to provide appropriate risk factor disclosure and state the amount of hours per month he is expected to provide.

Response: The Company has added the requested clarification in the Amended Registration Statement that Mr. Hadar will be working on a full-time basis as the chief executive officer of the Company upon completion of the Business Combination.

Executive Officers, page 181

39.	We note that based on her title, it appears Mirit Horenshtein Hadar will not be the chief financial officer of the new company and that no chief financial officer is identified. Please revise to identify the chief financial officer. To the extent the company will not have one, revise to provide appropriate risk factor disclosure.

Response: The Company has added the requested disclosures to the Amended Registration Statement, in which we have clarified that Ms. Horenshtein Hadar will serve as the chief financial officer of the Company effective upon the completion of the Business Combination.

Beneficial Ownership of Securities, page 195

40.	Please revise page 198 to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Guangzhou Sino-Israel Biotech Fund and Wildcat Partner Holdings LP.

Response: The Company has added the requested disclosures to the Amended Registration Statement.

Description of Securities

Exclusive Forum Selection, page 203

41.	We note your disclosure on page 203 that the Prospective Articles will “provide that, unless New Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” We also note Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has added the requested disclosures to the Amended Registration Statement.

42.	We note your disclosure that the Prospective Articles “will also provide that, unless New Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please reconcile this with the disclosure on page 209 that the Prospective Articles “provide that, unless New Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or Exchange Act.”

Response: The Company has revised the disclosure in the first instance cited by the Staff in order to clarify in the Amended Registration Statement that under the Prospective Articles, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Where You Can Find More Information, page 224

43.	We note your disclosure that “[a]ll information contained in this proxy statement/prospectus relating to Moringa has been supplied by Moringa,” that “all such information relating to Silexion has been supplied by Silexion” and that “[i]nformation provided by either Moringa or Silexion does not constitute any representation, estimate or projection of the other.” We note similar statements on page 227. Since these statements could be read as disclaimers of responsibility for the disclosure in your filing, please revise to remove any implication that Moringa or Silexion disclaim responsibility for any of the disclosures contained in the registration statement.

Response: The Company has revised the subject disclosures in the Amended Registration Statement as requested by the Staff.

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If you have any comments or questions regarding the foregoing., please direct them to Brian N. Wheaton, Esq., at Greenberg Traurig, LLP, our U.S. legal counsel, at (212) 801-6914 or wheatonb@gtlaw.com, or to Jonathan M. Nathan, Adv., at Meitar Law Offices, our Israeli legal counsel, at +972-52-312-5574 or jonathann@meitar.com. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Ilan Levin
Ilan Levin
Chief Executive Officer

CC:	Gil Maman Biomotion Sciences

Mark S. Selinger, Esq.

Brian N. Wheaton, Esq.

Greenberg Traurig, LLP

J. David Chertok, Adv.

Jonathan M. Nathan, Adv.

Elad Ziv, Adv.

Meitar Law Offices